Shareholder Rebuttal to CVS Health Corp. Opposition Statement
Regarding Congruency between Political Contributions and Company Values

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  CVS Health Corporation
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc. Funded Pension Plan
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

CVS Shareowners are encouraged to vote FOR resolution #5:

Resolved: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by CVS’s stated policies (including our Environmental Commitment Statement and our employment policy on Equal Opportunity) and Company and CVS EPAC political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

Overview
The Conference Board Handbook on Corporate Political Activity (2011) recommends corporations review their political expenditures to “examine the proposed expenditures to ensure that they are in line with the company’s values and publicly stated policies, positions, and business strategies and that they do not pose reputational, legal, or other risks to the company.”

CVS Health claims that it is “committed to supporting the development of sound public policy in health care,” and that it supports “candidates that [the Company] believe[s] could help to address [its] focus on enhancing access to care, lowering overall health care costs, and improving health outcomes for patients.”  However, CVS Health has given financial support to politicians and organizations through its PAC and company treasury that directly oppose these Company aims.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

The Company lacks transparency of decision making criteria and processes.
The Company asserts that existing measures including a policy governing political contributions and  Steering Committee oversight, combined with posting a website report of political contributions, substantially fulfilled the request of the proposal.  The Company made such an argument to the SEC in seeking to exclude this proposal. The SEC rejected the plausibility of this argument in denying the no action request on February 9, 2015 (http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/northstarasset020915-14a8.pdf).

In reality, the Company has not explained why each of the seemingly incongruent donations has been made.

The CVS PAC, “EPAC,” has made political contributions that support politicians whose voting records directly contrast the company’s stated public policy priorities, and may undermine the company’s business model.

CVS Health’s own document entitled “Our Public Policy Principles” lays out the issues which could drive the EPAC’s political giving, including:

•	Reducing Access to and Use of Tobacco to Improve Public Health and Reduce Health Care Costs
•	Solutions for the Cost, Quality and Access Challenges
•	Supporting Economic Growth, Jobs and Investment [specifically including “broad immigration reform” and “creating a path to legal status for those already here.”]

Additionally, CVS Health’s Environmental Commitment Statement declares that “As a company dedicated to improving people’s lives through innovative and high-quality health and pharmacy services, we are committed to operating in a manner that meets or exceeds applicable environmental regulations; reducing our environmental and climate-related impacts; and contributing to the long-term sustainability of our business.” This same policy notes that “Government [. . .] Monitoring environmental policy and legislation” is a cornerstone of the tactics crucial in supporting positive legislation regarding the environment. Yet, the EPAC has supported numerous politicians voting against what have been considered key environmental votes.

On CVS Health’s “Diversity” webpage, viewers will find a plethora of sites touting the importance of diversity and equal opportunity at the company. These include the Company’s Supplier Diversity Program, the equal employment opportunity policy which states that “our continued success depends on the full participation of all qualified persons regardless of age, gender, gender identity or expression, marital status, sexual orientation . . .”, highlights of multicultural marketing initiatives, and various workforce diversity groups which have been “established by women, LGBT employees, veterans, and Latino, Portuguese and African Americans colleagues, to name a few.” Yet, the EPAC has supported numerous politicians who have voted against prohibiting job discrimination based on sexual orientation, and have voted in favor of banning same-sex marriage.

Finally, it is important to note that in February 2014, CVS Health Corporation announced that it would be removing all tobacco products from its 7,700 retail stores, replacing those items with smoking-cessation programs. This feat was crucial to the company’s intention to “bolster its image as a health care company” due to the fact that “sales [of tobacco] conflicted with its health care mission.”1  As CEO Larry Merlo explained, “The contradiction of selling tobacco was becoming a growing obstacle to playing a bigger role in health care delivery.”2 Yet, in 2014, the CVS EPAC gave thousands of dollars to candidates with a record of voting against regulation of tobacco in any form including $4,000 in campaign funds to Congressman Whitfield despite his long and continued defense of the tobacco industry.

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1 http://www.usatoday.com/story/news/nation/2014/09/03/cvs-steps-selling-tobacco-changes-name/14967821/
2 http://www.usatoday.com/story/news/nation/2014/09/03/cvs-steps-selling-tobacco-changes-name/14967821/

And despite CVS Health’s Public Policy Principles’ statement that it supports immigration reform, creating a pathway to legal status for immigrants, and an insistence that “We believe this immigration reform is critical to ensure that the United States remains globally competitive and able to attract needed workers at all skill levels to ensure its continued economic prosperity,” the EPAC has continued to give numerous contributions to politicians that seek to thwart immigration reform and the ability of immigrant workers to seek a path to citizenship. This includes contributions of $4,500 in 2014 to Texas Rep. Blake Farenthold who voted for an amendment to defund a program that would provide temporary legal status and halt a deportation ban on DREAMers (undocumented immigrants brought to the United States by their parents), and then stated that the “compassionate solution” to the problem would be to deport these children’s parents, while allowing the children to stay in the United States.3

The Proponent feels that consequences of unintended incongruent contributions include alienation of customer base, alienation of advertisers, harm to company name, and potential harm to shareholder value.

CVS’s opposition statement says that “our continued success and long-term profitability is dependent on the legal, regulatory, and public policy decisions that affect our business,” yet the Proponent believes that some of these contributions directly undermine the company’s business interests and public policy stances, thus putting shareholder value at risk.

Disclosure alone may not protect shareholder value.

Disclosing all contributions that the company’s PAC makes is helpful, but it is no replacement for the congruency analysis requested by the Proposal.  In fact, now that the Company has disclosed its political contributions the need for the congruency analysis requested by the Proposal is all the more evident.  The Proponent believes that mitigating the risks that come with those disclosures is vital for the success of the company and shareholder value.

Disclosure of PAC contributions is required by law; however, the Proponent believes that disclosure without broad analysis in advance of the contributions may actually hinder shareholder value, should those contributions be contrary to company public policy stances, values, and policies.  These consequences can be seen in Target Corp.’s 2010 contribution to Minnesota Forward, a contribution which was misaligned with the company’s pro-LGBT policies and igniting a public firestorm of criticism; as well as a recent lawsuit against Aetna in which the company is accused of hiding millions of dollars of political contributions to conservative groups, including one fighting the Affordable Care Act (http://ctmirror.org/aetna-sued-over-disclosure-political-contributions/).

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3 http://thinkprogress.org/immigration/2013/08/12/2449661/gop-congressman-supports-legalizing-undocumented-youths/

With disclosure comes the risk that critics will highlight incongruent contributions in public media, potentially leading to company embarrassment, litigation, harm to company brand, and ultimately risk to shareholder value.  The Proponent feels that the most effective and efficient way of mitigating those risks lies in the requests of the Proposal – thoughtful research in advance of the contribution to compare candidate stances versus company policies, values, and public policy stances, coupled with disclosure of reasoning for misaligned contributions.

The Proposal does not seek to restrict the Company’s political contributions.
The Company’s opposition statement discusses the importance of political contributions on Company practice and shareholder value, and states that the Proposal’s requests would restrict those actions.  The proposal does not seek to hamper or limit the political contributions of the Company, but rather seeks appropriate and reasonable oversight of the contributions that the corporation and its PAC provide.

Intel Corporation voluntarily adopted this proposal in 2013, showing that the proposal’s requests are not “cumbersome.”
In 2013, Intel voluntarily changed its Political Accountability Guidelines (http://www.intel.com/content/dam/doc/policy/policy-political-accountability.pdf) to add the sentence “Intel provides financial support to candidates who support or advance positions that are consistent with our business objectives, corporate policies, and public policy priorities...” [emphasis added] and agreed to create a “congruency report” as a part of the company’s routine website disclosures.  Contrary to arguments that implementing the Proposal would be “cumbersome to apply,” Intel’s voluntary adoption of a policy with consistent incorporation of corporate policies illustrates the importance and feasibility of the requests within this proposal.

Conclusion:
The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly proscriptive or burdensome.  The Proponent also believes that, contrary to Company claims, CVS’s existing procedures regarding political contributions are not sufficient.

We urge you to vote “FOR” proxy item #5. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: April 1, 2015

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 5 following the instruction provided on the management’s proxy mailing.